SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    Schedule 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 43)*

                       KEYSTONE CONSOLIDATED INDUSTRIES, INC.
                                  (Name of Issuer)

                            Common Stock, $1.00 par value
                           (Title of Class of Securities)

                                     49342210900
                                   (CUSIP Number)

                                  STEVEN L. WATSON
                                THREE LINCOLN CENTRE
                                     SUITE 1700
                                  5430 LBJ FREEWAY
                                DALLAS, TEXAS  75240
                                   (214) 233-1700
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  October 11, 1995
                        (Date of Event which requires Filing
                                 of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

        Check the following box if a fee is being paid with the statement.

        (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
        (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to by "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (Continued on following pages)

     CUSIP No.    49342210900
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Contran Corporation
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a)   [  ]

                 (b)   [  ]

        3   SEC USE ONLY


        4   SOURCE OF FUNDS*

                 WC
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)   [  ]


        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
                         7   SOLE VOTING POWER
         NUMBER OF
           SHARES                 -0-
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON

            WITH
                         8   SHARED VOTING POWER

                                  3,563,633
                         9   SOLE DISPOSITIVE POWER

                                  -0-
                        10   SHARED DISPOSITIVE POWER

                                  3,563,633
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 3,563,633
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*   [  ]


       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 63.2%
       14   TYPE OF REPORTING PERSON*

                 CO
     * See instructions before filling out.

     CUSIP No.    49342210900
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 NL Industries, Inc.
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a)   [  ]

                 (b)   [  ]

        3   SEC USE ONLY


        4   SOURCE OF FUNDS*

                 WC
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)   [  ]


        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 New Jersey
                         7   SOLE VOTING POWER
         NUMBER OF
           SHARES                 -0-
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON

            WITH
                         8   SHARED VOTING POWER

                                  326,050
                         9   SOLE DISPOSITIVE POWER

                                  -0-
                        10   SHARED DISPOSITIVE POWER

                                  326,050
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 326,050
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*   [  ]


       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.8%
       14   TYPE OF REPORTING PERSON*

                 CO
     * See instructions before filling out.

     CUSIP No.    49342210900
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Tremont Corporation
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a)   [  ]

                 (b)   [  ]

        3   SEC USE ONLY


        4   SOURCE OF FUNDS*

                 Not applicable
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)   [  ]


        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
                         7   SOLE VOTING POWER
         NUMBER OF
           SHARES                 -0-
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON

            WITH
                         8   SHARED VOTING POWER

                                  326,050
                         9   SOLE DISPOSITIVE POWER

                                  -0-
                        10   SHARED DISPOSITIVE POWER

                                  326,050
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 326,050
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*   [  ]


       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.8%
       14   TYPE OF REPORTING PERSON*

                 CO
     * See instructions before filling out.

     CUSIP No.    49342210900
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Valhi, Inc.
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a)   [  ]

                 (b)   [  ]

        3   SEC USE ONLY


        4   SOURCE OF FUNDS*

                 Not applicable
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)   [  ]


        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
                         7   SOLE VOTING POWER
         NUMBER OF
           SHARES                 -0-
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON

            WITH
                         8   SHARED VOTING POWER

                                  326,050
                         9   SOLE DISPOSITIVE POWER

                                  -0-
                        10   SHARED DISPOSITIVE POWER

                                  326,050
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 326,050
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*   [  ]


       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.8%
       14   TYPE OF REPORTING PERSON*

                 CO
     * See instructions before filling out.

     CUSIP No.    49342210900
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Valhi Group, Inc.
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a)   [  ]

                 (b)   [  ]

        3   SEC USE ONLY


        4   SOURCE OF FUNDS*

                 Not applicable
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)   [  ]


        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Nevada
                         7   SOLE VOTING POWER
         NUMBER OF
           SHARES                 -0-
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON

            WITH
                         8   SHARED VOTING POWER

                                  326,050
                         9   SOLE DISPOSITIVE POWER

                                  -0-
                        10   SHARED DISPOSITIVE POWER

                                  326,050
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 326,050
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*   [  ]


       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.8%
       14   TYPE OF REPORTING PERSON*

                 CO
     * See instructions before filling out.

     CUSIP No.    49342210900
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 National City Lines, Inc.
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a)   [  ]

                 (b)   [  ]

        3   SEC USE ONLY


        4   SOURCE OF FUNDS*

                 Not applicable
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)   [  ]


        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
                         7   SOLE VOTING POWER
         NUMBER OF
           SHARES                 -0-
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON

            WITH
                         8   SHARED VOTING POWER

                                  326,050
                         9   SOLE DISPOSITIVE POWER

                                  -0-
                        10   SHARED DISPOSITIVE POWER

                                  326,050
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 326,050
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*   [  ]


       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.8%
       14   TYPE OF REPORTING PERSON*

                 CO
     * See instructions before filling out.

     CUSIP No.    49342210900
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 NOA, Inc.
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a)   [  ]

                 (b)   [  ]

        3   SEC USE ONLY


        4   SOURCE OF FUNDS*

                 Not applicable
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)   [  ]


        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Texas
                         7   SOLE VOTING POWER
         NUMBER OF
           SHARES                 -0-
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON

            WITH
                         8   SHARED VOTING POWER

                                  326,050
                         9   SOLE DISPOSITIVE POWER

                                  -0-
                        10   SHARED DISPOSITIVE POWER

                                  326,050
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 326,050
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*   [  ]


       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.8%
       14   TYPE OF REPORTING PERSON*

                 CO
     * See instructions before filling out.

     CUSIP No.    49342210900
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Dixie Holding Company
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a)   [  ]

                 (b)   [  ]

        3   SEC USE ONLY


        4   SOURCE OF FUNDS*

                 Not applicable
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)   [  ]


        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
                         7   SOLE VOTING POWER
         NUMBER OF
           SHARES                 -0-
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON

            WITH
                         8   SHARED VOTING POWER

                                  326,050
                         9   SOLE DISPOSITIVE POWER

                                  -0-
                        10   SHARED DISPOSITIVE POWER

                                  326,050
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 326,050
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*   [  ]


       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.8%
       14   TYPE OF REPORTING PERSON*

                 CO
     * See instructions before filling out.

     CUSIP No.    49342210900
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Dixie Rice Agricultural Corporation, Inc.
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a)   [  ]

                 (b)   [  ]

        3   SEC USE ONLY


        4   SOURCE OF FUNDS*

                 Not applicable
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)   [  ]


        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Louisiana
                         7   SOLE VOTING POWER
         NUMBER OF
           SHARES                 -0-
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON

            WITH
                         8   SHARED VOTING POWER

                                  326,050
                         9   SOLE DISPOSITIVE POWER

                                  -0-
                        10   SHARED DISPOSITIVE POWER

                                  326,050
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 326,050
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*   [  ]


       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.8%
       14   TYPE OF REPORTING PERSON*

                 CO
     * See instructions before filling out.

     CUSIP No.    49342210900
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Southwest Louisiana Land Company, Inc.
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a)   [  ]

                 (b)   [  ]

        3   SEC USE ONLY


        4   SOURCE OF FUNDS*

                 Not applicable
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)   [  ]


        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Louisiana
                         7   SOLE VOTING POWER
         NUMBER OF
           SHARES                 -0-
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON

            WITH
                         8   SHARED VOTING POWER

                                  326,050
                         9   SOLE DISPOSITIVE POWER

                                  -0-
                        10   SHARED DISPOSITIVE POWER

                                  326,050
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 326,050
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*   [  ]


       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 5.8%
       14   TYPE OF REPORTING PERSON*

                 CO
     * See instructions before filling out.

     CUSIP No.    49342210900
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 The Combined Master Retirement Trust
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a)   [  ]

                 (b)   [  ]

        3   SEC USE ONLY


        4   SOURCE OF FUNDS*

                 WC
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)   [  ]


        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Texas
                         7   SOLE VOTING POWER
         NUMBER OF
           SHARES                 -0-
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON

            WITH
                         8   SHARED VOTING POWER

                                  356,050
                         9   SOLE DISPOSITIVE POWER

                                  -0-
                        10   SHARED DISPOSITIVE POWER

                                  356,050
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 356,050
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*   [  ]


       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 6.3%
       14   TYPE OF REPORTING PERSON*

                 EP
     * See instructions before filling out.

     CUSIP No.    49342210900
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Harold Simmons Foundation, Inc.
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a)   [  ]

                 (b)   [  ]

        3   SEC USE ONLY


        4   SOURCE OF FUNDS*

                 Not Applicable
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)   [  ]


        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Texas
                         7   SOLE VOTING POWER
         NUMBER OF
           SHARES                 -0-
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON

            WITH
                         8   SHARED VOTING POWER

                                  250,000
                         9   SOLE DISPOSITIVE POWER

                                  -0-
                        10   SHARED DISPOSITIVE POWER

                                  250,000
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 250,000
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*   [  ]


       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 4.4%
       14   TYPE OF REPORTING PERSON*

                 CO
     * See instructions before filling out.

     CUSIP No.    49342210900
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Harold C. Simmons
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a)   [  ]

                 (b)   [  ]

        3   SEC USE ONLY


        4   SOURCE OF FUNDS*

                 Not applicable
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)   [  ]


        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 USA
                         7   SOLE VOTING POWER
         NUMBER OF
           SHARES                 -0-
        BENEFICIALLY
          OWNED BY
            EACH
         REPORTING
           PERSON

            WITH
                         8   SHARED VOTING POWER

                                  3,854,133
                         9   SOLE DISPOSITIVE POWER

                                  -0-
                        10   SHARED DISPOSITIVE POWER

                                  3,854,133
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 -0-
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*   [X]

       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 -0-
       14   TYPE OF REPORTING PERSON*

                 IN
     * See instructions before filling out.

                                  AMENDMENT NO. 43
                                   TO SCHEDULE 13D

                  This amended Statement relates to the common stock, $1.00 par value per share (the "Shares"), of Keystone Consolidated Industries, Inc., a Delaware corporation (the "Company"). Items 2, 3, 4, 5 and 6 of a Statement on Schedule 13D filed (i) by Contran Corporation ("Contran"), The Combined Master Retirement Trust (the "Master Trust") NL Industries, Inc. ("NL") and the Harold Simmons Foundation, Inc. (the "Foundation") as the direct beneficial owners of Shares, (ii) by virtue of their respective direct and indirect holdings of securities of NL (as previously reported on this Statement), by Tremont Corporation, Valhi, Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Holding Company, Dixie Rice Agricultural Corporation, Inc. and Southwest Louisiana Land Company, Inc. and (iii) by virtue of his positions with Contran, the Master Trust and certain other entities reported on this Statement, Harold C. Simmons, (collectively, the "Reporting Persons") are hereby amended as set forth below.

        Item 2.   Identity and Background

                  No Change except for the following:

                  Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Harold C. Simmons, is set forth on Schedule B attached hereto, which is amended and restated and incorporated by reference.

        Item 3.   Source and Amount of Funds or Other Consideration

                  No change except for the addition of the following:

                  The total amount of funds required by Contran to acquire the Shares reported in Item 5(c) was $234,157.50 (including commissions). Such funds were or will be provided by Contran's cash on hand and no funds were borrowed for such purpose.

        Item 4.   Purpose of Transaction.

                  No change except for the addition of the following:

                Contran purchased the additional Shares reported in Item 5(c) of this Statement in order to increase its equity interest in the Company.

                Contran intends to transfer, among other things, 115,550 Shares to the Contran Deferred Compensation Trust No. 2 (the "CDCT
        No. 2").   Contran  established the  CDCT  No.  2 pursuant  to  an
        agreement (the "Trust Agreement"), dated as of October 1, 1995, between Contran and NationsBank of Texas, N.A., a national banking association ("NationsBank"), which Trust Agreement is attached to
        this amended  Statement as  Exhibit 1.   NationsBank serves  as the
        trustee of the CDCT No. 2 (the "Trustee"). The CDCT No. 2 was established in connection with the Amended Deferred Compensation Agreement, dated as of October 1, 1995, between Contran and Harold
        C. Simmons.

            Pursuant to the Trust Agreement, Contran will retain the right to vote the Shares held by the CDCT No. 2. Except to fund withholding obligations with respect to payments to Mr. Simmons, the Trustee may not sell the Shares without Contran's consent. Contran retains the right at anytime, in its sole discretion, to substitute assets of equal fair market value for any Shares held by the CDCT No. 2.

             Contran intends to exercise its authority under the Trust Agreement to direct the Trustee not to reinvest proceeds from assets of the CDCT No. 2, including dividends on Shares, in securities of Contran or subsidiaries of Contran, including Shares.

             As a result of the relationship between Contran and the CDCT No. 2, Contran (i) will retain sole power to vote the Shares that Contran will contribute to the CDCT No. 2, (ii) will share dispositive power with the Trustee over such Shares and (iii) may be deemed the indirect beneficial owner of such Shares.

              Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons, other than the Master Trust, or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons, or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

        Item 5.   Interest in Securities of the Issuer.

                  No change except for the following:

                  (a) NL is the direct beneficial owner of 326,050 Shares, or approximately 5.8% of the 5,636,507 Shares outstanding as of July 24, 1995 (the "Outstanding Shares"), according to information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 (the "Quarterly Report"). By virtue of the relationships previously described under Item 2 of this
        Statement, each of the other Reporting Persons, other than the Foundation, may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by NL. Harold C. Simmons disclaims all such beneficial ownership.

                  As a result of the purchases described under Item 5(c), Contran is the direct beneficial owner of 3,237,583 Shares, or approximately 57.4% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships previously described under Item 2 of this Statement, Contran may be deemed to be the beneficial owner of 3,563,633 Shares, or approximately 63.2% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships previously described under Item 2 of this Statement, Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly owned by Contran. Mr. Simmons disclaims all such beneficial ownership.

                  The Master Trust is the direct beneficial owner of 30,000 Shares, or approximately 0.5% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships previously described under Item 2 of this Statement the Master Trust may be deemed to be the beneficial owner of 356,050 Shares, or approximately 6.3% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships previously described under Item 2 of this Statement, Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly owned by the Master Trust. Mr. Simmons disclaims all such beneficial ownership, except to the extent of his vested beneficial interest in the Master Trust.

                  The Foundation is the direct beneficial owner of 250,000 Shares, or approximately 4.4% of the outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships previously described under Item 2 of this Statement, Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly owned by the Foundation. Mr. Simmons disclaims all such beneficial ownership.

                  Harold C. Simmons' spouse is the direct beneficial owner of 10,500 Shares, or approximately 0.2% of the outstanding Shares according to information contained in the Quarterly Report, of which Mr. Simmons may be deemed to share indirect beneficial ownership. Mr. Simmons disclaims all such beneficial ownership.

                  (c) The table below sets forth additional purchases of the Shares by the Reporting Persons during the last 60 days. All of such purchases were effected by Contran on the New York Stock Exchange.



                                             Approximate Price
                                               Per Share ($)
                                 Amount of     (exclusive of
                        Date       Shares       commissions)

                      10/04/95        900          14.250
                      10/05/95        600          14.000
                      10/10/95        700          14.000
                      10/11/95     12,750          14.000
                      10/19/95        900          14.000
                      10/20/95        700          14.000
                      10/23/95        100          14.000



        Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  No change except for the following:

             The second through fourth paragraphs under Item 4 of this amended Statement that relate to the CDCT No. 2 are hereby incorporated by reference.

        Item 7.        Material to be Filed as Exhibits.


         Exhibit
         Number                 Document Description
         ------                 --------------------



            1 Contran Deferred Compensation Trust No. 2, dated as of October 1, between Contran Corporation and NationsBank of Texas, N.A., a national banking association.

                                      Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

        Date: November 2, 1995



                                      By:  /s/ Harold C. Simmons
                                           Harold C. Simmons,
                                           Signing in the capacities
                                           listed on Schedule "A" attached
                                           hereto and incorporated herein
                                           by reference.

                                      Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

        Date:  November 2, 1995



                                      By:  /s/ J. Landis Martin
                                           J. Landis Martin,
                                           Signing in the capacities listed
                                           on Schedule "A" attached hereto
                                           and incorporated herein
                                           by reference.

                                      Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

        Date:  November 2, 1995



                                      By:  /s/ Steven L. Watson
                                           Steven L. Watson,
                                           Signing in the capacities listed
                                           on Schedule "A" attached hereto
                                           and incorporated herein by
                                           reference.

                                     SCHEDULE A

        Harold C. Simmons, individually, and as Trustee of THE COMBINED MASTER RETIREMENT TRUST, and as Chairman of the Board of HAROLD SIMMONS FOUNDATION, INC.

        Steven L. WATSON, as Vice President and Secretary of each of:
        CONTRAN CORPORATION
        DIXIE RICE AGRICULTURAL CORPORATION, INC.
        DIXIE HOLDING COMPANY
        NATIONAL CITY LINES, INC.
        NOA, INC.
        VALHI GROUP, INC.
        VALHI, INC.
        SOUTHWEST LOUISIANA LAND COMPANY, INC.

        J. Landis Martin, as Chief Executive Officer and President of each of:

        NL INDUSTRIES, INC.
        TREMONT CORPORATION

                                     SCHEDULE B


                  The names  of  the  directors and  executive  officers  of
        Contran Corporation ("Contran"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Dixie Holding Company ("Dixie Holding"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI"), Valhi, Inc. ("Valhi"), NL Industries, Inc. ("NL"), Tremont Corporation ("Tremont") and Harold Simmons Foundation, Inc. (the "Foundation") and their present principal occupations are set forth below. Except as otherwise indicated, the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

        Name                          Present Principal Occupation
        --------------------------    ----------------------------

        Susan E. Alderton             Vice President and Treasurer of NL;
                                      Director of Tremont.  70 East 55th
                                      Street, 11th Floor, New York, New York
                                      10022.

        Eugene K. Anderson            Vice President of Contran, Dixie
                                      Holding, National, NOA, Valhi and VGI;
                                      Treasurer of the Foundation.

        Richard J. Boushka            Director of Tremont; Principal of
                                      Boushka Properties (private investment
                                      firm).  7701 East Kellogg, Suite 650,
                                      Wichita, Kansas 67207.


        F. Murlyn Broussard           Treasurer of Southwest.  402 Canal
                                      Street, Houma, Louisiana 70360.

        Joseph S. Compofelice         Director, Vice President and Chief
                                      Financial Officer of NL; Vice
                                      President and Chief Financial Officer
                                      of Tremont; Executive Vice President
                                      of Valhi.  Two Greenspoint Plaza,
                                      16825 Northchase Drive, Suite 1200,
                                      Houston, TX 77060.

        Norman S. Edelcup             Director of Valhi; Chairman of the
                                      Board of Item Processing of America,
                                      Inc. (processing service bureau). 5190
                                      N.W. 167th Street, Suite 300, Miami,
                                      Florida  33014.

        Kenneth R. Ferris             Director of Valhi; Distinguished
                                      Professor at the American Graduate
                                      School of International Management;
                                      15249 North 59th Avenue, Glendale, AZ
                                      85306-6000

        David B. Garten               Vice President, Secretary and General
                                      Counsel of NL.  Two Greenspoint Plaza,
                                      16825 Northchase Drive, Suite 1200,
                                      Houston, Texas 77060.

        William J. Lindquist          Vice President and Tax Director of
                                      Contran, Dixie Rice, Dixie Holding,
                                      National, NOA, Southwest, VGI and
                                      Valhi.

        J. Landis Martin              Director, President and Chief
                                      Executive Officer of NL; Director,
                                      Chairman of the Board, President and
                                      Chief Executive Officer of Tremont.
                                      Two Greenspoint Plaza, 16825
                                      Northchase Drive, Suite 1200, Houston,
                                      Texas 77060.

        Andrew McCollam, Jr.          Director of Dixie Rice; President and
                                      Director of Southwest; Private
                                      Investor.  402 Canal Street, Houma,
                                      Louisiana 70360.

        Harold M. Mire                Vice President and General Manager of
                                      Southwest; President of Dixie Rice.
                                      600 Pasquiere Street, Gueydan,
                                      Louisiana 70542.

        J. Thomas Montgomery, Jr.     Vice President and Controller of
                                      Contran, Dixie Holding, National, NOA,
                                      Southwest, VGI and Valhi; Vice
                                      President of Dixie Rice.

        Robert E. Musgraves           Vice President, General Counsel and
                                      Secretary of Tremont.  1999 Broadway,
                                      Suite 4300, Denver, Colorado 80202.


        Dennis G. Newkirk             Vice President and Controller of NL.
                                      Two Greenspoint Plaza, 16825
                                      Northchase Drive, Suite 1200, Houston,
                                      Texas 77060.

        Kenneth R. Peak               Director of NL; President of Peak
                                      Eneromics, Inc. (consulting).  2702
                                      Albans, Houston, Texas 77005.

        Glenn R. Simmons              Vice Chairman of the Board and
                                      Director of Contran, Dixie Holding,
                                      National, NOA, VGI and Valhi; Director
                                      of NL and Tremont; Executive Vice
                                      President and Director of Dixie Rice
                                      and Southwest; Chairman of the Board,
                                      Chief Executive Officer and Director
                                      of Keystone Consolidated Industries,
                                      Inc. ("Keystone") (steel rod and wire
                                      products manufacturer).

        Harold C. Simmons             Chairman of the Board, Chief Executive
                                      Officer, President and Director of
                                      Contran, Dixie Holding, National, NOA,
                                      VGI and Valhi; Chairman of the Board
                                      and Director of NL; Director of
                                      Tremont; Chairman of the Board, Chief
                                      Executive Officer and Director of
                                      Dixie Rice, Southwest and the
                                      Foundation.

        Lisa K. Simmons               President and Director of the
                                      Foundation.

        Robert W. Singer              Vice President of Contran and Valhi;
                                      President and Chief Operating Officer
                                      of Keystone.

        Richard A. Smith              Director and Treasurer of Dixie Rice.
                                      600 Pasquiere Street, Gueydan,
                                      Louisiana 70542.

        Thomas P. Stafford            Director of Tremont; Co-founder of
                                      Stafford, Burke and Hecker, Inc.
                                      (consulting); Chairman of the Board of
                                      Omega Watch Corporation of America
                                      (watch manufacturer). 1006 Cameron
                                      Street, Alexandria, Virginia 22314.

        Avy H. Stein                  Director of Tremont; Managing Partner
                                      of Willis, Stein & Partners (equity
                                      investments). 231 South La Salle,
                                      Chicago, Illinois 60697.

        William C. Timm               Vice President-Finance and Treasurer
                                      of Contran, Dixie Holding, National,
                                      NOA, VGI and Valhi; Vice President-
                                      Finance and Director of Dixie Rice;
                                      Vice President-Finance of Southwest.

        J. Walter Tucker, Jr.         Director of Valhi; President,
                                      Treasurer and Director of Tucker &

                                      Branham, Inc. (mortgage banking,
                                      insurance and real estate); Vice
                                      Chairman of the Board and Director
                                      Keystone.

        Mark A. Wallace               Vice President and Controller of
                                      Tremont.  1999 Broadway, Suite 4300,
                                      Denver, Colorado 80202.

        Steven L. Watson              Vice President and Secretary of
                                      Contran, Dixie Rice, Dixie Holding,
                                      National, NOA, Southwest, VGI and
                                      Valhi; Vice President, Secretary and
                                      Director of the Foundation.

        Lawrence A. Wigdor            Executive Vice President and Director
                                      of NL.  Two Greenspoint Plaza, 16825
                                      Northchase Drive, Suite 1200, Houston,
                                      Texas 77060.

        Elmo R. Zumwalt, Jr.          Director of NL; President of Admiral
                                      Zumwalt & Consultants, Inc.
                                      (consulting).  1000 Wilson Boulevard,
                                      Suite 3105, Arlington, Virginia 22209-